CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION'S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

November 20, 2012

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4631
Washington, DC 20549

RE: Airgas, Inc. - Commission File No.1-9344
Airgas, Inc. Form 10-K for the Year Ended March 31, 2012 (Filed May 29, 2012)
Airgas, Inc. Response dated October 10, 2012

Dear Mr. Decker:

This letter is in response to your comments furnished to Airgas, Inc. (the “Company”) in your letter, dated October 17, 2012, to Robert M. McLaughlin, our Chief Financial Officer, regarding the filings noted above. We appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the nature of the comments.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for certain of the information in this letter, including Appendices I and II thereto, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83. Our response is being provided to the Staff in its entirety, with the portions for which we are requesting confidential treatment underlined and italicized. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

We have presented your original comments in italicized, bold type followed by our response to each comment below. As agreed to with the Staff, we are providing responses to comments 1, 4 and 5 hereto, with responses to comments 2 and 3 to follow in a separate letter to be submitted to the Commission no later than December 7, 2012. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-002

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2012

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Airgas Response:

We agree to provide additional disclosures or revisions as noted in the responses below to comments 4 and 5 (and in our subsequent letter to be submitted by December 7, 2012 for comments 2 and 3) in our future filings with the Commission on Form 10-K, Form 10-Q and Form 8-K, as applicable.

Financial Statements

Notes to the Financial Statements

Note 21. Summary by Business Segment, page F-43

4.
In Exhibit A of your letter dated September 6, 2012, you provided sales, gross margin, and operating margin amounts for each operating segment included in the Distribution reportable segment. For each of the three years ended March 31, 2012, please provide us with a reconciliation between the total of these sales, gross margin, and operating margin amounts presented in Exhibit A to the amounts reported in your note to the financial statement for the Distribution reportable segment. Please explain to us how you have reflected intercompany transactions that occur entirely within the Distribution reportable segment as well as intercompany transactions that occur between the Distribution reportable segment and parts of the registrant outside of this reportable segment in the amounts shown in your segment footnote for each period presented. If you do not eliminate intercompany transactions that occur entirely within the Distribution reportable segment in arriving at the amounts presented in the segment footnote for that reportable segment, please also explain to us your basis for not eliminating them.

Airgas Response:

In the tables below, we have presented reconciliations between the totals of the sales, gross margin and operating margin amounts for our Distribution operating segments from the amounts included in Exhibit A of our response letter dated September 6, 2012 to the totals for the Distribution reportable segment presented in the footnote to our financial statements. Intercompany transactions that occur entirely within the Distribution reportable segment include sales between the Distribution operating segments which are eliminated, along with the associated gross margin, within the Distribution reportable segment in arriving at the amounts presented in the segment footnote. The amounts presented in the sales table below within the “Eliminations” line item represent intercompany sales between the Distribution operating segments, with the exception of sales from the Airgas Merchant Gases (“AMG”), Airgas Specialty Gases (“ASG”) and Airgas Safety operating segments. As discussed in our previous responses, AMG, ASG and Airgas Safety represent vertically integrated businesses for which the results are reviewed by the chief operating decision maker (“CODM”) net of intercompany sales. The sales from these businesses to the other operating segments within the Distribution reportable segment constitute the majority of the Distribution reportable segment's intercompany sales and were [*], [*] and [*] for fiscal years 2012, 2011 and 2010, respectively. Thus, the intercompany sales (and associated gross margin) from these three businesses to

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-003

other operating segments within the Distribution reportable segment are eliminated at the individual operating segment level within the “Distribution operating segments” line item in the tables below.

There are no sales from the Distribution reportable segment to our other business segment, All Other Operations. Sales from the All Other Operations business segment to the Distribution business segment are eliminated in consolidation at the Airgas, Inc. reporting level, and are included in the “Eliminations and Other” column of the segment footnote to our consolidated financial statements and disclosed as such.

	Sales
(In thousands)	2012	2011	2010
Distribution operating segments (a)	[*]	[*]	[*]
Eliminations (b)	[*]	[*]	[*]
Distribution business segment (d)	$4,234,869	$3,810,136	$3,478,475

	Gross Margin
(In thousands)	2012	2011	2010
Distribution operating segments (a)	[*]	[*]	[*]
Other (c)	[*]	[*]	[*]
Distribution business segment (d)	$2,316,761	$2,118,080	$1,948,814

	Operating Margin
(In thousands)	2012	2011	2010
Distribution operating segments (a)	[*]	[*]	[*]
Other (c)	[*]	[*]	[*]
Distribution business segment (d)	$542,684	$469,105	$384,530
____________________

(a)
Includes the following operating segments which we aggregate to form our Distribution business segment for reporting purposes: East, Great Lakes, North Central, Mid America, South, National Welders, Intermountain, Mid South, Southwest, Nor Pac, NCN, West, Red-D-Arc (“RDA”), Airgas On-Site Safety Services (“Safety Services”), Airgas Retail Services (“ARS”), AMG, ASG and Airgas Safety.

Additionally, the amounts presented above reflect our operating segments based on the financial presentation included in our March 31, 2012 Form 10-K. These amounts are fully reflective of recasts for changes in accounting principle, immaterial reclassifications in conforming our accounting policies in conjunction with our SAP implementation and changes to items allocated to individual operating segments for internal reporting purposes. As a result, there are immaterial differences in the total amounts above as compared to the totals of the operating segments included in Exhibit A of our letter dated September 6, 2012, which as disclosed in our response, were presented based on the internal management reporting packages reviewed by the CODM at the same amounts originally reported at the respective year-end dates, in order to illustrate the information reviewed by the CODM at the time.

(b)
Elimination of intercompany sales between operating segments within the Distribution business segment, excluding AMG, ASG and Airgas Safety, sales of which are presented net of intercompany sales for our internal reporting purposes based on the vertically-integrated nature of their operations.

(c)
Represent items impacting both gross and operating margins which are not allocated to individual operating segments for internal reporting purposes. These items include special vendor pricing and rebates which are recorded at the Distribution reportable segment level, but not allocated to the individual operating segments so as not to impact market pricing at our Distribution business units. Also included in these items are certain operating expenses for which the Distribution operating segments are not burdened, such as business insurance claims above a specified stop-loss amount. Additionally, although the majority of corporate operating expenses are allocated to the individual business units via a management fee charge, the residual corporate operating expenses (excluding certain special items) are allocated to each of our business segments based on sales dollars. Special items which are not allocated to our business segments include

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-004

SAP implementation costs, multi-employer pension plan withdrawal charges, restructuring and other related costs, impairment charges and costs related to an unsolicited takeover attempt.

(d)	As disclosed in or recalculated from Note 21 to the Airgas, Inc. March 31, 2012 Form 10-K.

5.
In Appendix E, you have compared your reportable segments based on (1) the presentation in your Form 10-K for the year ended March 31, 2012 and (2) a modified presentation in which the amounts for the six supporting distribution operating segments are included in All Other Operations. You believe that the Distribution reportable segment would not be materially different than its current presentation if you were to remove the ancillary distribution operating segments. Appendix E provides this analysis only for the year ended March 31, 2012. Please provide us with a similar analysis for each of the three years ended March 31, 2011 as well as the six months ended September 30, 2012 and tell us what consideration you gave as to whether there were material differences in these periods as well. Please also address your consideration as to whether there are material differences in looking at the modified amounts year over year.

Airgas Response:

In Appendix I to this letter, we have provided an analysis of our business segments as disclosed in our most recent periodic reports for each of the three years ended March 31, 2011 and the six months ended September 30, 2012. (We also included the analysis for the year ended March 31, 2012 as provided in Appendix E of our response letter dated October 10, 2012 for reference.) We then compared the reportable segment presentation to a modified presentation in which the amounts for the six non-regional distribution company operating segments — AMG, ASG, Airgas Safety, Safety Services, ARS and RDA (collectively, the “supporting distribution operating segments”) — are included in the All Other Operations business segment instead of as currently reflected in the Distribution business segment. This analysis was used for illustrative purposes in our previous response in order to demonstrate that the modified Distribution business segment would not differ materially from the current presentation with the shift in the supporting distribution operating segments to the All Other Operations business segment, and furthermore, that the modification would lead to a significant change in our All Other Operations business segment to the extent that we believe it could be misleading.

In analyzing the differences in the periods presented for the Distribution business segment, we considered the following:

•
Sales — The declines in sales levels for the modified presentation as compared to the current presentation are [*]% for both the six-month period ended September 30, 2012 and the year ended March 31, 2012, which are not considered material. The declines in sales for each of the three years ended March 31, 2011 based on the change in presentation are in the range of [*]% - [*]%. The higher variances for these earlier years are the result of an internal change in the Airgas Safety business beginning in fiscal 2012 upon the adoption of our new common information system platform (SAP). The implementation of the SAP system has facilitated the expansion of our Airgas Safety telesales channel to the selling of welding hardgoods and packaged industrial gases, with full scale adoption of the model at the regional distribution companies. As a result, Airgas Safety transitioned in fiscal 2012 to a vertically integrated cost center, effectively supporting the regional distribution companies' sales efforts in offering a combined gases, welding hardgoods and safety products offering to new and existing regional company customers that may not have previously experienced this level of sales support. The result from an internal financial standpoint is that the sales and associated margins previously reported separately for Airgas Safety have been integrated with those of the regional distribution companies, further demonstrating the continued

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-005

convergence of our businesses in support of our common distribution platform. Therefore, the variability between the current and modified presentations with respect to sales beginning in fiscal 2012 and going forward will be significantly diminished, as evident in the analyses for fiscal 2012 and year-to-date through September 30, 2012.

•
Gross margin — The decline in gross margin percentages in the modified presentation as compared to the current presentation are less than [*]% (the change in the majority of the periods is less than 3%) on a nominal basis, with a maximum variance of approximately [*]% on a relative basis. The increases in the more recent periods are due to the aforementioned Airgas Safety internal reporting change beginning in fiscal 2012. Since the margins on safety product sales from Airgas Safety were passed to the regional distribution companies beginning in fiscal 2012, the aggregate gross margins for the supporting distribution operating segments were higher than in prior periods due to the fact that hardgoods (which include safety products) generally carry lower gross margins than gas sales. However, we do not consider these variances material, particularly when combined with the year-over-year change analysis on gross margin dollars in Appendix II. We do not anticipate them becoming more pronounced in future periods.

•	Operating margin — The variances in operating margin percentages between the two presentations are not material, ranging from [*] basis points to [*] basis points.

Therefore, expanding the periods presented in this analysis continues to reinforce our belief that the shift of the supporting distribution operating segments to the All Other Operations business segment would not materially impact the presentation of our Distribution business segment.

However, with respect to the All Other Operations business segment, this change in the composition of the reportable segments would significantly affect the results of operations and would create a less meaningful segment presentation for the users of our financial statements. For the periods presented, sales for the All Other Operations business segment in the modified presentation increase anywhere from [*]% to [*]% as compared to the current presentation. In addition to the added sales from the supporting distribution operating segments, the change results in further increases to net sales for the All Other Operations business segment based on the intersegment sales from the supporting distribution operating segments (which would now be included in the All Other Operations business segment) to the Distribution business segment. The impact is even more acute when reviewing gross and operating margins. Gross margin percentage declines range from [*]% to [*]% on a relative basis, while operating margin percentage declines range from [*]% to [*]% on a relative basis for the periods presented. The most extreme example is a [*] nominal basis-point decline from an operating margin percentage of [*]% to [*]% for 2011.

We also considered the year-over-year changes and trends in the modified presentation as compared to our current presentation. Appendix II illustrates the year-over-year changes (dollar and percentage) in sales, gross margin and operating margin for fiscal years 2009 through 2012, for both the Distribution and All Other Operations business segments. The tables illustrate that the changes each year for the Distribution business segment are fairly consistent between the current and modified presentations. The changes in the modified presentation for fiscal 2012 compared to fiscal 2011 are slightly larger than those of the current presentation relative to the other years presented due to the aforementioned change in internal reporting for Airgas Safety. For instance, the sales increase for fiscal 2012 compared to fiscal 2011 is approximately [*]% rather than the [*]% shown in Appendix II after adjusting for the impact of the internal accounting change for Airgas Safety. The comparative results shown in the prior years are more representative of the differences between the current and modified presentations, which show similar

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-006

changes year-over-year. We expect that subsequent to fiscal 2012, these two presentations will continue to exhibit similar trends, as the internal accounting change in fiscal 2012 will no longer impact the year-over-year comparisons. This supports the above analysis that the Distribution business segment, when adjusted for the supporting distribution operating segments, is not materially different than the current presentation. However, the differences in the two presentations for the All Other Operations business segment are sufficiently varied to alter the characterization of the results over time. For example, the changes for fiscal 2012 as compared to fiscal 2011 in the modified presentation are in stark contrast to our current presentation. Specifically, the change in sales moves from an increase of 16.3% to a decline of [*]%, the change in gross margin shifts from an increase of 15.4% to an increase of [*]%, and the change in operating margin moves from an increase of 3.0% to a decrease of [*]%. Dramatic variations in gross and operating margins are also evident in the changes for fiscal 2010 compared to fiscal 2009 between the current and modified presentations.

To reiterate, we believe that changing the composition of the operating segments that we aggregate to form our Distribution business segment would not provide a more informative presentation to the users of our financial statements than the current presentation, and would actually create a less meaningful disclosure for the users of our financial statements. The modified Distribution business segment would not be materially different than its current presentation if we were to remove the supporting distribution operating segments. Moreover, such a change would be confusing to our investors due to the significant changes that would occur to the presentation of our All Other Operations business segment. The operating segments comprising the All Other Operations business segment represent distinct, product-specific businesses, each with its own sales force, marketing approach and distribution network. If we were to include the supporting distribution operating segments as part of the All Other Operations business segment, the resulting segment presentation would not be as useful to our investors and we believe it would be misleading, as the financial results would become distorted with years that previously showed increases from prior periods now indicating decreases, significant increases in sales especially due to the volume of intercompany sales from these supporting distribution operating segments to the regional distribution companies, and other material changes in margins. We believe that the supporting distribution operating segments, as currently designed and accounted for, optimize the combined offering of our portfolio of products and services in an integrated fashion through our regional distribution companies and should continue to be included as part of the Distribution business segment based on our supporting analyses.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-007

* * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to have a dialogue with you. Please contact the undersigned for any additional discussion (direct dial 610-902-6222; fax 610-225-3271).

Sincerely,

/s/ Thomas M. Smyth
Thomas M. Smyth
Vice President and Controller
(Principal Accounting Officer)

cc: Peter McCausland, Executive Chairman
Mike Molinini, President and Chief Executive Officer
Robert M. McLaughlin, Sr. Vice President and Chief Financial Officer
Robert Young, Sr. Vice President and General Counsel
Christopher Hall, Director of Financial Reporting
Melissa Violand, Manager of Financial Reporting
James Hamill, Manager of Financial Reporting
Audit Committee
Disclosure Committee
Nancy Weisberg, McCausland Keen & Buckman
John Walker, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-008

APPENDIX I

Reportable Segment Disclosures

Six Months Ended September 30, 2012

Current Presentation (a)

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	$2,195,492	$309,685	$(18,311)	$2,486,866
Gross margin	1,215,927	149,888		1,365,815
Gross margin percentage	55.4%	48.4%		54.9%
Operating margin	272,760	50,827	(26,711)	296,876
Operating margin percentage	12.4%	16.4%		11.9%

Modified Presentation

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	[*]	[*]	[*]	$2,486,866
Gross margin	[*]	[*]		1,365,815
Gross margin percentage	[*]%	[*]%		54.9%
Operating margin	[*]	[*]	[*]	296,876
Operating margin percentage	[*]%	[*]%		11.9%

Year Ended March 31, 2012

Current Presentation (b)

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	$4,234,869	$549,213	$(37,799)	$4,746,283
Gross margin	2,316,761	254,092		2,570,853
Gross margin percentage	54.7%	46.3%		54.2%
Operating margin	542,684	67,464	(53,927)	556,221
Operating margin percentage	12.8%	12.3%		11.7%

Modified Presentation

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	[*]	[*]	[*]	$4,746,283
Gross margin	[*]	[*]		2,570,853
Gross margin percentage	[*]%	[*]%		54.2%
Operating margin	[*]	[*]	[*]	556,221
Operating margin percentage	[*]%	[*]%		11.7%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-009

Reportable Segment Disclosures

Year Ended March 31, 2011

Current Presentation (b)

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	$3,810,136	$472,054	$(30,723)	$4,251,467
Gross margin	2,118,080	220,107		2,338,187
Gross margin percentage	55.6%	46.6%		55.0%
Operating margin	469,105	65,495	(65,409)	469,191
Operating margin percentage	12.3%	13.9%		11.0%

Modified Presentation

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	[*]	[*]	[*]	$4,251,467
Gross margin	[*]	[*]		2,338,187
Gross margin percentage	[*]%	[*]%		55.0%
Operating margin	[*]	[*]	[*]	469,191
Operating margin percentage	[*]%	[*]%		11.0%

Year Ended March 31, 2010

Current Presentation (b)

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	$3,478,475	$420,941	$(24,263)	$3,875,153
Gross margin	1,948,814	198,419		2,147,233
Gross margin percentage	56.0%	47.1%		55.4%
Operating margin	384,530	52,482	(37,468)	399,544
Operating margin percentage	11.1%	12.5%		10.3%

Modified Presentation

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	[*]	[*]	[*]	$3,875,153
Gross margin	[*]	[*]		2,147,233
Gross margin percentage	[*]%	[*]%		55.4%
Operating margin	[*]	[*]	[*]	399,544
Operating margin percentage	[*]%	[*]%		10.3%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-010

Reportable Segment Disclosures

Year Ended March 31, 2009 (c)

Current Presentation

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	$3,930,400	$457,329	$(26,250)	$4,361,479
Gross margin	2,124,323	199,184		2,323,507
Gross margin percentage	54.0%	43.6%		53.3%
Operating margin	479,133	55,498	(7,847)	526,784
Operating margin percentage	12.2%	12.1%		12.1%

Modified Presentation

(In thousands)	Distribution	All Other Operations	Eliminations & Other	Total
Total net sales	[*]	[*]	[*]	$4,361,479
Gross margin	[*]	[*]		2,323,507
Gross margin percentage	[*]%	[*]%		53.3%
Operating margin	[*]	[*]	[*]	526,784
Operating margin percentage	[*]%	[*]%		12.1%

(a)	As presented in the Company's September 30, 2012 Form 10-Q.

(b)	As presented in the Company's March 31, 2012 Form 10-K.

(c)
Segment operating results for fiscal 2009 are presented above based on the retrospective application of the Company's change in accounting principle for the portion of its hardgoods inventory valued using the last-in, first-out (“LIFO”) method to the average-cost method implemented during the year ended March 31, 2012.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-011

APPENDIX II

Reportable Segment Disclosures

Year-over-Year Changes - Distribution Business Segment

Sales

(In thousands)	Current Presentation		Modified Presentation
Year ended March 31,	Increase (Decrease)%		Increase (Decrease)%
2012	$424,733	11.1%	[*]	[*]%
2011	331,661	9.5%	[*]	[*]%
2010	(451,925)	(11.5)%	[*]	[*]%

Gross Margin

(In thousands)	Current Presentation		Modified Presentation
Year ended March 31,	Increase (Decrease)%		Increase (Decrease)%
2012	$198,681	9.4%	[*]	[*]%
2011	169,266	8.7%	[*]	[*]%
2010	(175,509)	(8.3)%	[*]	[*]%

Operating Margin

(In thousands)	Current Presentation		Modified Presentation
Year ended March 31,	Increase (Decrease)%		Increase (Decrease)%
2012	$73,579	15.7%	[*]	[*]%
2011	84,575	22.0%	[*]	[*]%
2010	(94,603)	(19.7)%	[*]	[*]%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-012

Reportable Segment Disclosures

Year-over-Year Changes - All Other Operations Business Segment

Sales

(In thousands)	Current Presentation		Modified Presentation
Year ended March 31,	Increase (Decrease)%		Increase (Decrease)%
2012	$77,159	16.3%	[*]	[*]%
2011	51,113	12.1%	[*]	[*]%
2010	(36,388)	(8.0)%	[*]	[*]%

Gross Margin

(In thousands)	Current Presentation		Modified Presentation
Year ended March 31,	Increase (Decrease)%		Increase (Decrease)%
2012	$33,985	15.4%	[*]	[*]%
2011	21,688	10.9%	[*]	[*]%
2010	(765)	(0.4)%	[*]	[*]%

Operating Margin

(In thousands)	Current Presentation		Modified Presentation
Year ended March 31,	Increase (Decrease)%		Increase (Decrease)%
2012	$1,969	3.0%	[*]	[*]%
2011	13,013	24.8%	[*]	[*]%
2010	(3,016)	(5.4)%	[*]	[*]%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.